Filed by Laboratory Corporation of America Holdings

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Covance Inc.

(Commission File No. 001-12213)

NOVEMBER 03, 2014 / 01:00PM GMT, LH - Laboratory Corporation of America Holdings to Acquire Covance Call

CORPORATE PARTICIPANTS

Steve Anderson Laboratory Corporation of America Holdings - VP of IR

Dave King Laboratory Corporation of America Holdings - Chairman and CEO

Joe Herring Covance - Chairman & CEO

Glenn Eisenberg Laboratory Corporation of America Holdings - CFO

CONFERENCE CALL PARTICIPANTS

Bob Willoughby BofA Merrill Lynch - Analyst

Bill Bonello Craig-Hallum Capital Group - Analyst

Darren Lehrich Deutsche Bank - Analyst

Lisa Gill JPMorgan - Analyst

Dave Windley Jefferies & Co. - Analyst

Steven Valiquette UBS - Analyst

Glen Santangelo Credit Suisse - Analyst

Bryan Brokmeier Maxim Group - Analyst

Amanda Murphy William Blair & Company - Analyst

AJ Rice UBS - Analyst

Gary Taylor Citigroup - Analyst

Ricky Goldwasser Morgan Stanley - Analyst

Garen Sarafian Citigroup - Analyst

Isaac Ro Goldman Sachs - Analyst

Ross Muken ISI Group - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen. Welcome to the LabCorp to acquire Covance conference call. My name is Taheesha and I’ll be operator for today.

(Operator Instructions)

As a reminder this conference is being recorded for replay purposes.

I would now like to turn the conference over to your host for today, Mr. Steven Anderson, Vice President of Investor Relations. Please proceed.

Steve Anderson - Laboratory Corporation of America Holdings - VP of IR

Good morning.

Welcome it our conference call to discuss LabCorp’s agreement to acquire Covance. We apologize for the technical difficulties that we experienced this morning with our call. We hope you had a chance to review the press release we issued this morning, as well as our investor presentation, both of which are available on the Investor Relations section of our website.

Before I turn the call over to Dave King, LabCorp’s Chairman and Chief Executive Officer, I need to remind you that this conference call and webcast include forward-looking statements and our actual results may differ. Factors that might cause them to differ are outlined in our SEC filings and in the investor presentation we filed this morning.

Now, I’ll turn this call over to Dave.

Dave King - Laboratory Corporation of America Holdings - Chairman and CEO

Thank you, Steve. Good morning, again apologies for the technical difficulties this morning and thank you for joining us.

I’m here today with Joe Herring, Covance’s Chairman and CEO, and Glenn Eisenberg, LabCorp’s CFO.

Let me start by saying this is an exciting day for both of our companies. We are bringing together two highly respected companies, creating the leading healthcare diagnostics company in the world, a leader in both the medical testing and drug development industries. We have tremendous respect for Covance’s innovation and market leadership in the CRO space.

We have previously worked in parallel, including on the drug Herceptin and the companion diagnostic HER2, where LabCorp conducted patient screening and Covance ran the trial. We know that Covance is best in class and Joe and I and our organizations share similar values and cultures.

As our shareholders know, we are active and disciplined acquirers with a high bar for return on investment. Our Board approved this transaction, and we strongly believe it is strategically and financially compelling for LabCorp and Covance shareholders. Let me highlight the key financial aspects of the transaction, Then, we’ll get into more details on the strategic rationale. After our comments we’ll take your questions.

Covance shareholders will receive cash and LabCorp shares, which together are currently valued at $105.12 per Covance share, representing a 32% current premium. The total transaction value is $5.6 billion. We are paying a multiple of 13.3 times last 12- months EBITDA, squarely in line with precedent transactions in both the clinical laboratory and CRO industries and very attractive for such a high-quality business. This multiple will decrease when our synergies are fully realized.

Covance shareholders will own approximately 15% of LabCorp and will benefit from immediate cash and the opportunity to participate in the upside of the combined Company. We expect shareholders, existing and new, will value the combination of solid top-line growth and strong cash flows that we can create.

How do the two businesses fit and what can we achieve together? The vision behind the transaction is to create a Company that will provide best-in-class services for medical testing to drug and diagnostics development to commercialization and all the way back to medical testing.

Having this breadth of services across the globe will better enable us to capitalize on the trends rapidly reshaping our industries. These trends include payment for outcomes, accelerated pharma outsourcing, the growing demand for global trial support, the increased pace of adoption of personalized medicine, including diagnostics tied to therapeutics, and the increasing focus on patient data and analytics. These are powerful trends that provide new avenues of sustainable growth for both of our businesses.

We will have the opportunity with our customers to truly revolutionize healthcare delivery and drug commercialization. Pharma customers will have access to our robust LabCorp patient database and patient portal for clinical trial recruitment, as well as a full spectrum of Covance’s clinical development services and solutions for adaptive trial design, site selection, specialty testing and risk-based monitoring. This will position us as the partner of choice for drug development.

Physicians will be better equipped to achieve their goal of providing superior care and improving patient outcomes through personalized medicine and companion diagnostics and will also benefit from better predictive analytics of at-risk patients. As the healthcare system moves increasingly to risk-based payments, these capabilities will position LabCorp as the partner of choice for physicians.

All of our stakeholders will benefit from superior patient analytics, clinical data management expertise and our ability to translate bio markers used to support drug development in to clinical diagnostics. With the increased breadth of our portfolio and an increased ability to invest in innovation, we will deepen our partnerships with pharma, physicians and payers and ultimately drive better outcomes for patients.

I want to take a moment to highlight the uniqueness of this transaction. We are adding approximately $900 million in high-margins central-laboratory testing revenue to our base. This laboratory revenue comes from a new payer, not from our current payer base and there is no revenue compression. On top of that we are adding $1.5 billion in additional revenue that is close to our DNA, and we are acquiring a platform for future international growth. There is no other transaction we could have undertaken that provides our combined shareholders with all of these benefits.

The financial aspects of the transaction are also compelling. Importantly, we expect accretion to adjusted EPS in 2015 before synergies. LabCorp’s financial profile and ability to generate returns will be significantly enhanced by adding Covance. Pro forma revenue, based on both companies’ last 12-month results, is $8.4 billion, and as I mentioned, the revenue streams will be greatly expanded.

We will have a well-balanced mix coming from a wide range of medical testing, pre-clinical, clinical development, and central lab services. Covance adds a large market opportunity for us and gives us another avenue for top- and bottom-line growth.

With strong stable cash flows, the addition of new payers and revenue sources, an enhanced breadth of technologies and service offerings, accretion from the first year, and the opportunity to further develop our knowledge services, our combination with Covance aligns perfectly with our five-pillar strategy and underscores our optimism for the future of our combined Company.

Now, I’d like to turn the call over to Covance’s CEO, Joe Herring, who will provide us with some additional color on Covance’s business, and discuss why this transaction is compelling from his perspective. Joe will also provide a brief summary of the Company’s third quarter results, which Covance announced earlier this morning.

Before I do, let me say how pleased I am that Joe will lead the Covance drug development business. I respect Joe greatly and am happy that he will continue to lead Covance’s talented employees from Covance’s headquarters in Princeton, New Jersey, where we will operate our drug development business under the Covance brand.

Joe?

Joe Herring - Covance - Chairman & CEO

Thank you, Dave.

Before I begin, I want to say, I have truly enjoyed getting to know Dave and his leadership team over the course of this process. I sincerely believe that both companies share common values and an intense commitment to excellence. We will work together to create even better solutions that help our clients bring innovative new medicines to patients around the world.

I also want to echo Dave’s enthusiasm for this transaction, which I’m confident will provide significant benefits and value for all Covance stakeholders, including our employees, clients, and shareholders. We’re thrilled to join forces with another industry leader through a transaction that delivers to our shareholders substantial, immediate cash value, along with a meaningful stake in a combined Company with exciting growth prospects.

Upon completion of this transaction, Covance shareholders will own approximately 15% of LabCorp. This combination leads the way to more cost effective healthcare and enables our clients to better substantiate the value of their products and services to patients and payers. The result will be improved health outcomes and reduced treatment costs.

If you turn to slide 12, I’d like to provide a brief overview of Covance for those of you who may not be familiar with us. Covance is the world’s most comprehensive drug development company with annual revenues of over $2.5 billion. We’re the only CRO that offer full spectrum drug development services from discovery to pre-clinical, to clinical, and through to commercialization.

Here are a couple highlights: We are a market-leading central-lab company, a market-leading pre-clinical franchise, a top-five provider of phase I to IV clinical trial management services, a market leader in the fast growing nutritional analysis and market-access services. We enjoy relationships with the top-20 pharmaceutical companies, as well as hundreds of other mid-sized pharmaceutical, food manufacturing and bio tech companies.

We have contributed to the development of over 90% of the top-50 selling prescription medicines on the market today. We have significant expertise in bio marker discovery and development. We have market-leading informatics and risk-based monitoring expertise, both of which can improve the quality, lower the risk and reduce the time and cost of drug development.

Covance has over 850 exceptional medical doctors, PhDs and scientific experts that lead our operational and service excellent platform on a global scale. Covance has over 12,500 employees based in more than 60 countries, and conducts clinical trials or manages those logistics of central-lab samples in more than 100 countries.

On slide 13, you can see from discovery all the way through approval, Covance is a highly-trusted partner for our clients during the drug development process. In fact, Covance generates more safety and efficacy data for the approval of new medicines than any other company in the world. We are increasingly differentiating our services with advanced informatics tools and expertise.

Moving on to slide 14, you see the market opportunity for our services. The global biopharmaceutical R&D market is approximately $140 billion in size with an estimated average growth of 2.4%. In 2014, it is estimated that the outsourcing drug development market segment, our core market, is expected to grow approximately 7% annually.

Outsourcing penetration is expected to grow from the current 40% to 50% or more by 2020, so we expect continued strong market growth. We believe leading CROs, like Covance, with global scale and therapeutic expertise will be able to take increased market share and to continue to grow a little faster than the overall industry.

On slide 15 you see a breakdown of our revenue by service offering. Our net revenues are relatively evenly distributed between central lab, phase II to IV clinical development, and early development services, which includes our market-leading franchises in toxicology, clinical pharmacology and nutritional analysis. By geography, 46% of our net revenues are generated in the United States and the remainder is generated across dozens of international markets.

If you turn to slide 16, you’ll see the highlights of Covance’s third-quarter earnings that were also announced early this morning. At a very high level, our third-quarter results reflect continued revenue growth and margin expansion in the early development segment, most notably in toxicology and clinical pharmacologically. These results were partially offset by slower revenue growth in our late-stage development segment, leading to consolidated revenue growth of 3.4% for this quarter.

Operating margin reached the highest level in five years, as increased profitability in both segments coupled with lower corporate expenses combined to lift pro forma operating margins to 12.7% and deliver pro forma EPS growth of 18.3% to $0.98. Commercial performance in the quarter was also very solid with third-quarter adjusted net orders of $752 million, and an adjusted net book-to-bill of 1.2 to 1.

Let me turn briefly to our outlook for the quarter. On a constant-currency basis, we expect to see sequential revenue growth in early development, clinical development and in central labs. Reflecting the strength of US dollar over the last two months and assuming that foreign exchange rates remain at current levels through the quarter, we expect fourth-quarter revenue growth to be in the range of $625 million to $635 million, and pro forma diluted earnings per share to be in the range of $0.95 to $0.98, which would bring full-year pro forma earnings per share to the range of $3.78 and $3.81.

As you can see on slide 17, over the years there have been a number of independent CRO industry quality surveys. Covance has consistently finished as the most highly-preferred CRO by our clients. Our client satisfaction is at all time highs; this success is primarily driven by the talented and motivated people in our organization, and the processes we put in place to improve the productivity of drug development for our clients. So, the future is very exciting for Covance and even more exciting as we pursue development of the strategic overlaps we have with LabCorp, opportunities that put us in position to launch innovative and disruptive new service solutions for our clients.

Before I turn the call over to Glenn, I’d like to take a moment to address Covance employees around the world and thank them for their dedication to our Company and for continuing to deliver operational and service excellence on client projects. Because of their hard work and dedication, Covance has reached this great milestone, and I couldn’t be more proud of all that we have accomplished together.

I will look forward to continuing working with all of you as the ongoing leader of Covance as we start this exciting new chapter in our history with LabCorp. We look forward to working closely with the LabCorp team over the coming months to help plan the integration and assure a seamless transition.

With that, I’d like to turn the call over to Glenn.

Glenn Eisenberg - Laboratory Corporation of America Holdings - CFO

Thank you, Joe.

First, let me say that I share Dave and Joe’s enthusiasm about the combination of the two companies. As Dave noted, based on last 12-month performance, the combined Company would have revenues of $8.4 billion, EBITDA of $1.6 billion, and free cash flow in excess of $700 million before any synergies.

As LabCorp looks at acquisitions we have two sets of criteria: first, is a strategic fit and second, that the transaction meets our financial return requirements. Covance achieves both of these objectives.

We expect this transaction to be accretive to adjusted EPS, before synergies, in year one and earn our cost of capital by year four. We are paying approximately $5.6 billion, or 13.3 times last 12-month’s EBITDA, which is consistent with multiples paid for comparable companies in both the clinical lab and CRO space. We will pay approximately $6.1 billion for Covance’s equity and will retain net cash from Covance of approximately $455 million, which will be used to fund the transaction.

In addition to transaction related expenses, which include the cost of bringing back most of Covance’s foreign cash, we will fund approximately $6 billion for the acquisition. This includes issuing approximately $1.7 billion in LabCorp stock, placing $3.9 billion in new debt, and using $400 million of our existing cash. As you know, our philosophy is to maintain investment-grade ratings, and we believe that this combination of cash, debt, and equity consideration achieves that.

We expect our leverage at the time of closing to be around 4.1 times debt to EBITDA. While our targeted leverage is 2.5 times, we’ve always communicated that we’re prepared to go above this level for a strategic acquisition with the commitment to use our free cash flow to bring down debt to our targeted leverage over time. This transaction accomplishes that by allowing us to maintain investment-grade ratings at the time of the transaction, and, we believe, return to our targeted leverage within two years, based on the Company’s strong free cash flow.

Our financial advisors have provided committed financing through a $4.3 million bridge facility. Prior to the close of this transaction, we will put in place a $1 billion, 5-year unsecured term loan, and go to the bond market to raise $2.9 billion in debt, with maturity durations expected to range from 5 to 30 years. In addition, we will put in place a new $1 billion, 5-year unsecured credit facility, which will be unutilized at the time of close providing ample liquidity for the Company.

Under the banking facilities we expect to have significant financial flexibility with our leveraged covenants, beginning at 4.75 times debt to EBITDA, with step downs over time. With regard to the Company’s debt-maturity schedule, there are no significant near-term debt obligations relative to the free cash flow that we expect to generate.

As Dave noted, we expect over $100 million in annual cost synergies to be fully realized over the next three years. These synergies include the elimination of redundant, public company expenses, business optimization, enhanced purchasing power and the ability to leverage our supply chain and logistics.

The combination of our two companies enhances our customer profile and geographic diversity. From a customer standpoint, we broaden our base to include pharmaceutical and biotech customers, adding a very attractive market segment, which will represent approximately 30% of our revenues. In addition, no customer will represent greater than 10% of our overall revenues. Looking at our geographic reach, this combination broadens our international presence, essentially doubling our international revenue to approximately 20%.

In conclusion, we’re pleased with the expected financial return from this acquisition, as well as our ability to maintain our investment-grade ratings. This transaction offers attractive value to both Companies’ shareholders and long-term upside as part of a stronger, more competitive, combined business.

With that, I’ll now turn the call back over to Dave.

Dave King - Laboratory Corporation of America Holdings - Chairman and CEO

Thank you, Glenn.

To sum up, as the world’s leading healthcare diagnostics Company, we will be in a position to provide our customers, physicians and patients with a wider array of exciting new benefits and a one-stop shop for drug development, both of which will contribute to solid revenue growth and strong sustainable cash flow. At the same time, joining forces with Covance meaningfully advances our vision of being a trusted partner to healthcare stakeholders, providing knowledge to optimized decision making, reduce treatment costs and improve health outcomes.

We view this combination as a win-win for LabCorp, Covance, and our respective shareholders, customers and employees. We are excited about the opportunities that lie ahead for us as a combined Company, and we look forward to bringing this transaction to a close in the first quarter of 2015.

That concludes our prepared remarks and we will be happy to take your questions. Operator?

QUESTION AND ANSWER

Operator

(Operator Instructions)

Your first question will come from the line of Bob Willoughby. Please proceed.

Bob Willoughby - BofA Merrill Lynch - Analyst

For Joe, actually, just the fourth-quarter guidance looks a little bit weak relative to consensus. I think you cited FX as the primary issue there. Can you speak to possibly any price competition you may be seeing on the pre-clinical side or aggressive behavior on the later-stage side of your business?

Joe Herring - Covance - Chairman & CEO

Bob, it’s all about FX, not about pricing. Actually, pre-clinical pricing continues to drift up and capacity continues to fill. We are very happy with 12% year-on-year growth in toxicology, some of that was driven by price and you saw margins expand.

Bob Willoughby - BofA Merrill Lynch - Analyst

Okay. Just a quick one for Dave. Dave, it looks like the Medicare physician fee’s schedule out, the final rule. It assumes a modest reduction for the independent-path labs versus a prior increase. Can you maybe size your exposure, if you could?

Dave King - Laboratory Corporation of America Holdings - Chairman and CEO

Good morning, Bob. Exposure is very limited for us in the Medicare fee schedule. I believe it’s about 0.3% on clinical lab and the physician see schedule is not material to us.

Bob Willoughby - BofA Merrill Lynch - Analyst

Perfect. Thank you.

Operator

Your next question will come from the line of Bill Bonello from Craig-Hallum, please proceed.

Bill Bonello - Craig-Hallum Capital Group - Analyst

Hey, guys, congratulations. A couple organizational structure questions. Can you tell us where the central lab business is going to fit into the organization? Will that be under the Covance division or will that be managed separately as part of the existing LabCorp clinical trial business? Then just a follow up on that.

Dave King - Laboratory Corporation of America Holdings - Chairman and CEO

Bill, good morning, it’s Dave. Obviously, it’s very early in the game, but the vision is that the LabCorp central lab business will be combined with the Covance central lab business so that we will significantly expand the size and capabilities of our central lab in terms of being able to do more broad, global safety testing and Covance’s central lab in terms of being able to do more specialized, esoteric genomic and pathology testing. That will be, organizationally, part of the Covance division, which Joe will be running.

Bill Bonello - Craig-Hallum Capital Group - Analyst

Okay. Great. I assume that there’s — what, in the — you guys have, what, 5 and 4 central labs or something like that in, in relatively close proximity that, I assume there’s some part of the synergies as there’s pretty significant opportunities to consolidate facilities and whatnot there?

Dave King - Laboratory Corporation of America Holdings - Chairman and CEO

Bill, I think it’s too early to talk about facilities at this point because of what our respective companies do in each of those facilities. We do have four central lab facilities. Covance has five central lab facilities.

Our focus on synergies, initially, obviously, besides the public company synergies is, as we know from our recent acquisition of the Covance genomics lab, there’s tremendous opportunity in supply chain, purchasing power, contract optimization, so we actually are really going to address those points first. Then, we will think about laboratory facilities and how we harmonize those over time.

Bill Bonello - Craig-Hallum Capital Group - Analyst

Okay. That’s great, and then if I can, just one last question. You’ve talked in the past about thinking that there was a pretty significant opportunity to initiate some cost savings on the lab business. Is that something that you still would be contemplating for 2015, or does the need to focus on integrating this acquisition take that off the table?

Dave King - Laboratory Corporation of America Holdings - Chairman and CEO

Bill, Dave again. So our number one focus for, I think it will be the next 12 to 18 months, will be a crisp and seamless integration of these two businesses. That is the top priority, and that’s going to be the most important thing for us to do.

At the same time, the business re-engineering initiative that we have talked about will continue at LabCorp because one of the great benefits of this transaction is, there’s not a significant amount of overlap between our businesses. On the core, clinical laboratory medical testing side, we will continue to do the business re-engineering initiative that we have undertaken. That will not distract us in any way from the crisp and seamless integration of these two businesses to create, as we’ve said, the leading healthcare diagnostics company in the world and the way I like to think of it, just a real powerhouse in healthcare services.

Joe Herring - Covance - Chairman & CEO

Yes this is Joe —

Bill Bonello - Craig-Hallum Capital Group - Analyst

That’s great. I’m sorry.

Joe Herring - Covance - Chairman & CEO

At least from my perspective — I’m sorry. I was just going to add on to what Dave said. There’s only 3% overlap between the companies, and so overwhelmingly, it’s business as usual on the LabCorp side and business as usual on the Covance side. But, the strategic opportunities between these two companies is absolutely stunning.

With us generating more safety and efficacy information than anybody, they have 75 million patients where they have longitudinal data, companion diagnostics, the ability to recruit clinical trials much more quickly. There’s an exciting opportunity in the food testing and micro biology, so it’s really about running the core businesses like they have been running without distraction, but with the exciting, revenue synergy opportunities that has electrified both management teams as we looked at the opportunities.

Bill Bonello - Craig-Hallum Capital Group - Analyst

Thank you.

Operator

Your next question will come from the line of Darren Lehrich from Deutsche Bank, please proceed.

Darren Lehrich - Deutsche Bank - Analyst

Thanks, good morning, everyone. I wanted to ask, just to the extent that you think the combination can accelerate revenue growth or enhance your market share position in either of our end markets, I’m just hoping you can give us some examples of how that would materialize? In other words, what would be the draw for pharma, clients to give you more business? What would be the draw for payers or physicians to give you more business as a result of this combination?

Dave King - Laboratory Corporation of America Holdings - Chairman and CEO

Well, let me, — it’s Dave, I’ll start and then I know Joe will have some comments as well. If you think, Darren, about the core laboratory business, I mean, one of the things that is a great asset of ours is our longitudinal data on patients. One of the challenges always, if you look at the statistics in the CRO industry, is recruiting patients for trials.

Now, we have an enormous database of patients, which includes their demographic information. It includes their diagnosis information.

Obviously, while we’re sensitive to the privacy aspects of that, it gives us a tremendous recruiting tool to be able to recruit and fill trials more rapidly. Furthermore, with our patient portal, where we now have 650,000 patients registered and over 100,000 lab results per month being delivered, there’s a direct line to patients that will be a significant differentiator between other CROs.

On the core lab side, from my perspective, the ability to develop companion diagnostics, the food and nutritional chemistry business, the market access business, which is a great fit with LabCorp because of the increasing need to deal with pre-authorization for our testing services, which Covance already has in place, those are going to be great opportunities for us as well. Again, just the enhanced, clinical, medical and scientific talent that will be part of the two organizations, so as you know, we have over 300 MDs and PhDs in our organizations.

In our organization, I think, Covance has closer to 1,000 MDs and PhDs, so think about just the clinical momentum that, that gives momentum that gives us. Think about our ability to enhance the service offerings of the Covance laboratory. Also think about this is a platform for geographic expansion potential for LabCorp outside of the US because now we are a truly global company.

I could go on for quite a while here. There are other people waiting to ask questions, and I know Joe will have some comments as well. But we just see — when Joe and I sat down after the first time our teams met and went through our capabilities, what I wrote down as my take away is, we have to be very selective about the growth opportunities that we work on, because there are so many that we don’t want to get distracted trying to work on too many at once. Joe?

Joe Herring - Covance - Chairman & CEO

Dave, I think you covered it. Thank you.

Darren Lehrich - Deutsche Bank - Analyst

Okay. And, and if I could, just one question around just approvals. Do you have the China Ministry of Commerce approval in place or is that pending?

Joe Herring - Covance - Chairman & CEO

We have a quite significant business in China, about 800 employees, central lab, toxicology, bio, chemistry, clinical development services, employees in ten cities and service locations in both Beijing and Shanghai, so well established. We are profitable in China, have been and growing rapidly.

Dave King - Laboratory Corporation of America Holdings - Chairman and CEO

And we also have a central lab facility in Beijing, so to the extent any regulatory approvals are needed to do business in China, both companies currently have them.

Darren Lehrich - Deutsche Bank - Analyst

Okay. Thanks very much.

Operator

Your next question will come from the line of Lisa Gill from JPMorgan, please proceed.

Lisa Gill - JPMorgan - Analyst

Thanks very much. Glenn, could I just first start with, when you talked about the three buckets of the potential synergies of $100 million, should we think of them as broken down equally? Is there one that’s going to be substantially larger than the other? That would be my first. Then secondly, can you help us to think about amortization in the deal?

Glenn Eisenberg - Laboratory Corporation of America Holdings - CFO

Yes, Lisa. I think it’s fair to say that the synergies or the cost savings will be spread across all the buckets. Obviously, not necessarily all equally, but accordingly a lot of opportunities there.

The Company’s public-company expenses, obviously, will come down from the redundancies. Frankly, we think there’s a lot of opportunities to leverage the combined purchasing power of the larger spend of the Company, leverage our supply chain.

I think it spoke to earlier on the call on the our cost initiative that we have going on. Both companies have a very demonstrated track record of continuous improvement, so we’ll look to continue to extract all the value we can out of both companies.

As we look at the amortization of the transaction, obviously, similar to our space. There will be a fair amount of amortization that will come on to our books as a result of the transaction.

We’ll, obviously, have to evaluate that for how much will go into good will versus amortizable intangibles. Obviously that work will still be going underway, but you can look at the tangible book value of the Company and, obviously, the purchase price to get a sense of what that overall goodwill intangibles will be. Then, if you want, you can use, at least, illustratively, call it 80% give or take for goodwill and around 20% for the amortizable piece.

Lisa Gill - JPMorgan - Analyst

Just sticking within the lines to try and figure ahead of all this, will there be a tax benefit from Covance’s lower tax rate for the new combined entity?

Glenn Eisenberg - Laboratory Corporation of America Holdings - CFO

When you look at the difference, we do have different tax rates, principally driven off of that LabCorp is primarily a North American-based business, where Covance has, call it, around in excess of 50% globally. Given the different tax jurisdictions, Covance’s tax rate is lower and therefore as a combined company, LabCorp’s overall tax rate will come down as well.

Lisa Gill - JPMorgan - Analyst

Okay. Great. Thank you.

Operator

Your next question will come from the line of Dave Windley from Jefferies, please proceed.

Dave Windley - Jefferies & Co. - Analyst

Hi, thanks so much for taking my question. I don’t think I’ve heard you directly address any antitrust concerns. I was hoping that, obviously, they’d be only in central lab part of the business, but I’m just curious about what you think definition will be of the market and whether you’ll have any antitrust issues?

Dave King - Laboratory Corporation of America Holdings - Chairman and CEO

Good morning. It’s Dave. As Joe said earlier, there’s a very small amount of overlap between our two businesses, less than 3%. I’m not an antitrust lawyer by any stretch of the imagination. We’re going to leave that to our very talented antitrust teams, but we look forward to sitting down with the regulators and demonstrating to them that there are no antitrust issues in this transaction. And in fact, that it will enhance competition in the industry.

Dave Windley - Jefferies & Co. - Analyst

Excellent. If I could ask a follow up? You mentioned, Dave, in your early comments, you highlighted risk-based payments and the movement toward that in the US reimbursement scheme. I’m curious, if you could comment on how much of the market do you think is under a risk-based payment today? How quickly do you see that evolving? I certainly agree with your thoughts around trend, but just curious about how quickly you see that moving toward a risk-based environment for a lot of providers? Thanks.

Dave King - Laboratory Corporation of America Holdings - Chairman and CEO

I think that there’s a lot of conflicting information in the market about how fast we are moving to risk based, so if you look at the data, for example, on the pioneer ACOs. I mean, a number of them have dropped out of the risk-based structure, but generally, there is more risk being contracted by payers with physicians.

When I say risk based, I also refer to pay for outcomes or penalties for re-hospitalizations or those types of arrangements where the providers are implicitly, if not explicitly, taking on risk. I guess I can say from my conversations with large ACOs, many of them are very enthusiastic about the opportunity of moving to a more risk-based environment. However, they want to have the tools and capabilities to be able to do that. I think the risk-based monitoring that Covance has combined with our database and our care intelligence tools, we’ll really provide a differentiator there.

That was a long answer. The short answer is, we’re not moving at the speed of light toward risk-based payment structures, but the trend is definitely in that direction and we see it accelerating with larger groups.

Dave Windley - Jefferies & Co. - Analyst

Fantastic, thank you very much for your answers, and best of luck on integration.

Operator

Your next question will come from the line of Steven Valiquette from UBS, please proceed.

Steven Valiquette - UBS - Analyst

Thanks. Good morning. I just wanted to ask, you guys obviously mentioned the opportunity to offer innovative and disruptive new service offerings as a driver of the new combined Company. I’m just curious if a JV structure was ever contemplated to achieve these goals instead of a full-scale merger between the two companies? Thanks.

Dave King - Laboratory Corporation of America Holdings - Chairman and CEO

Steve, good morning. It’s Dave. We have had various discussions over time about what the best opportunity for LabCorp and Covance is. Actually, as part of, really, the acquisition of the genomics lab back at the end of last year and in the beginning of this year, I think our teams got to know each other better and feel a high degree of confidence about our shared mission and values and our desire to improve patient outcomes, so this has been an iterative process. There have been a lot of ideas exchanged, but we feel that this is far and away the best outcome from our perspective. Joe?

Joe Herring - Covance - Chairman & CEO

Yes. I’d say, we actually did pursue some JV discussions on a number of business initiatives, but companies tend not to work well in JVs and tend to lead to ugly break ups. It’s hard to commit the kind of resources and the time as independent companies with other objectives. I think, ultimately, we felt to really pursue the strategic opportunities that the combination made the most sense.

Steven Valiquette - UBS - Analyst

Okay. That’s great. Thanks and congrats on the deal.

Operator

Your next question will come from the line of Glen Santangelo from Credit Suisse, please proceed.

Glen Santangelo - Credit Suisse - Analyst

I just have two quick questions for Joe. Joe, can you quickly comment on the way your contracts are currently structured? Do you have any change-of-control provisions within those contracts, or do you think there’s any vulnerability now that we are seeing a change of control?

Joe Herring - Covance - Chairman & CEO

No, we don’t have change-of-control provisions in our contracts, so it’s business as usual.

Glen Santangelo - Credit Suisse - Analyst

Okay. Then my second question, Joe, you’ve faced some year-to-date headwinds in the clinical part of your business. Just looking at the sale today, looking at your stock bidding a $100 this morning, it was basically trading at this level six months ago. I’m just curious as to your outlook for the business and why the decision to sell now with your shares seemingly under pressure the last six months? Thanks.

Joe Herring - Covance - Chairman & CEO

Well, if you look last year, we grew 10.5% in revenue and earnings 20%. We just announced 18% earnings growth this year.

The issue with revenue growth is we had a number of clinical trials that were canceled due to either safety or efficacy issues over the last six months. That was compounded by a strengthening US dollar. In the most recent quarter, we always see summer seasonality when clinical-trial patients don’t see their doctors and kits aren’t generated.

Looking forward, we have an opportunity to ramp that clinical business back up. We have, actually, the same identical effect in both 2006 and in 2010. With continued commercial success, we actually pushed to new revenue highs and actually new highs in our stock price on the backside of cancellations.

We have an exciting and robust, actually, record level of new proposals in clinical and look forward to finishing those out and ramping the revenue back up. Our central lab kits in the month of October were sharply higher than they were over the summer months. That’s a business that is going strong.

We feel very good about the outlook. Again, as I said, our market is growing somewhere in the 6% to 7% growth annually. Over the 17 years as a publicly traded company, we have consistently taken market share in pre-clinical, clinical, and in central labs.

I was just handed a note I want to clarify. We have a change of control in a couple small contracts, but nothing even remotely close to material. The large agreements that people are very familiar with in our Company, there is no change in control. So I just wanted to correct that small oversight.

Thank you for your question.

Glen Santangelo - Credit Suisse - Analyst

Thank you.

Operator

Your next question will come from the line of Bryan Brokmeier from Maxim Group, please proceed.

Bryan Brokmeier - Maxim Group - Analyst

Hi. Congratulations. You have a large base of genomic counselors in Genesis at LabCorp. Do you anticipate their expertise to be utilized by Covance? And, as more companion diagnostics come on to the market, will they be better able to support those diagnostics in the market because of their involvement with Covance?

Dave King - Laboratory Corporation of America Holdings - Chairman and CEO

Yes to both. I think that one of the things that we have undertaken as an initiative is to move the genetic counseling beyond just pure reproductive genetics and into counseling around genetic issues in areas like oncology and the treatment of cancer. Obviously, the pharma pipeline is heavily weighted toward oncology, so the genetic counselors and the geneticists will be a significant asset in terms of bidding on trials and servicing patients and physicians in those trials. As we move, again, more and more toward the commercialization of diagnostics tied to therapeutics, those genetic counselors will be an enormous differentiator and a great asset for our combined Company. Joe?

Joe Herring - Covance - Chairman & CEO

Yes, I’d just like to add that Covance generates more new novel bio markers, we think, than anybody in the world and then we validate them and scale them up for clinical trials. There’s a big gap between a validated bio marker in a clinical trial and a readily available companion diagnostic for patient treatment, so this is a clear white space.

This combined Company can bridge that gap and support pharmaceutical sponsor or from their R&D phase through to commercial launch and help prepare the value messages that will get, not only the drug approved, but also improve patient care by providing the right drug at the right time at the right dose and for the right price. The right price contemplating both a good price for the sponsors for someone who will benefit from the drug, but a savings to payers by not having drugs prescribed to people where it makes no difference in their health outcome. I can tell you as a cancer survivor myself, that is just an exciting opportunity for this combined company.

Bryan Brokmeier - Maxim Group - Analyst

Thanks. Glenn, the Covance tax rate is about 24% compared to the LabCorp’s of 39%. Will the resulting tax rate be a blended rate of those of about 35%? Can you discuss how the combined Company may be able to drive that rate down?

Glenn Eisenberg - Laboratory Corporation of America Holdings - CFO

I think as a going-in assumption you’ll have a look at a pro forma tax rate at around that 35%.

Bryan Brokmeier - Maxim Group - Analyst

Alright. Thanks a lot.

Operator

Your next question will come from the line of Amanda Murphy from William Blair, please proceed.

Amanda Murphy - William Blair & Company - Analyst

Hi. Good morning. Just a quick question on the central lab business. You talked a bit about this, but I think both of you have a pretty meaningful market share there, so what is the combined market share going to be? Do you have a rough estimate?

Dave King - Laboratory Corporation of America Holdings - Chairman and CEO

I think we’re going to leave questions like combined market share and what the market is to the lawyers who are going to speak with the regulators. Covance has a significant central lab business. Our actual central lab business that overlaps with theirs in safety testing is not a significant sized business.

Most of what we do in our central lab business is genomic and esoteric testing that is referred to us by third-parties or contracted directly with pharma. We see very little overlap in those businesses. Again, I’m not going to try to define markets or do things that the lawyers are better positioned to do.

Amanda Murphy - William Blair & Company - Analyst

Got it. Okay. Then, Joe, a question for you. Have you had a chance to, I know it’s early, but had a chance to speak to any of your customers about this transaction or do you have any sense of how any of your key strategic partners, affiliates, etc, will react to this deal?

Joe Herring - Covance - Chairman & CEO

I think once — first of all, I haven’t spoken to any so far. That will happen throughout the next several days. Dave and I are actually going to go visit a few even this week.

I think once they understand the transaction, very clear to them, same name Covance, same team Covance, business as usual, but they are going to be really interested to talk to us about some of these strategic overlaps, which I think help them with unmet needs that they have and growth opportunities to help them with innovation and productivity in R&D. I look forward to those conversations.

Amanda Murphy - William Blair & Company - Analyst

Thanks very much.

Operator

Your next question comes from the line of AJ Rice from UBS, please proceed.

AJ Rice - UBS - Analyst

Thanks. First of all, I know as a run up to this announcement today, you’ve talked about potentially doing CROs in the past, Dave, and one of the things you mentioned and again mentioned today is the opportunity it presents for LabCorp to develop their international business more. Can you give us a little flavor for how you think this will unfold in helping you roll out your international, pursue international opportunities?

Dave King - Laboratory Corporation of America Holdings - Chairman and CEO

AJ, obviously it’s very early stages. Again, for the next 12 to 18 months, while we’re going to continue to run our core laboratory business and run it well, as we always do, we’re going to be very much focused on the seamless integration and the crisp integration of these two businesses. With that said, there are a couple of things that are attractive about this.

First of all, Covance has critical mass in a number of countries overseas where we might think about — I’ve said for a long time, when we look at international opportunities, we want do it in a way that doesn’t involve buying or trying to set up an asset and then just watching it flounder because we don’t have the local relationships, we don’t have the partnerships, we don’t have the feet on the ground. Covance has feet on the ground in significant numbers in some countries that we might be interested in launching a clinical lab business in, so that’s the first obvious benefit.

The second benefit is, because Covance will generate a significant amount of overseas cash that we will be able to use for overseas transactions, we’ll have the opportunity to do international expansion and to do even add ons to the drug development business using that cash in the global sphere. Again, I want to be very clear that the focus is going to be on doing a terrific job of the integration of the businesses and not going out and getting distracted with other initiatives, but over time you can expect us to capitalize on these opportunities to become a more global company.

AJ Rice - UBS - Analyst

Okay. Then, just maybe the other follow up would be, when you talk about accretion, you guys have identified these three areas today. I know lots of times in deals there’s other things that you think could be potential areas, either for revenue or cost savings, that either you don’t have enough information or it’s going to take more time. Are there two or three other buckets that you would particularly highlight for potential other accretion down the road — synergies rather down the road?

Dave King - Laboratory Corporation of America Holdings - Chairman and CEO

To me, AJ, the synergies are nice and they’re important in the deal, because, again, they rationalize the EBITDA multiple, but the long-term opportunity is in the revenue growth. Covance is in a market that is similar in size to the market that we’re in. There’s a significant opportunity for, as Joe said earlier, pre-clinical is growing, capacity is being filled, the lab business is doing terrific.

There’s opportunity to even enhance the late-stage business, so all of those things are terrific opportunities. As you combine, as we talked about, as we’ve talked about throughout this call, when you combine that with the LabCorp capabilities and you combine LabCorp’s market opportunity with the Covance capabilities, we think there’s going to be great revenue opportunity for growth as combined company.

AJ Rice - UBS - Analyst

Okay. Alright. Thanks a lot.

Operator

Your next question will come from the line of Gary Taylor from Citi, please proceed.

Gary Taylor - Citigroup - Analyst

Hi, good morning. I just had a few quick questions. One, when do you expect to file the merger agreement, and is there a break-up fee or a go-shop period?

Dave King - Laboratory Corporation of America Holdings - Chairman and CEO

We’ll file the merger agreement as soon as the attorneys inform us that it’s time to file it. Yes, there is a break-up fee and the merger agreement contains what we believe to be market terms around things like break-up fee, reverse break fee, go shop, matching rights and various other things, so rather than try to explain those or quantify them in detail, I’d referred you to the agreement which will be on file shortly.

Gary Taylor - Citigroup - Analyst

Okay. When we think about 2015 accretion, you were expecting some cash earnings accretion, and you’ve helped us narrow down, obviously, a lot of the assumptions around interests costs, etc. For those of us that don’t follow the CROs and we go to fact set and we look at Covidien consensus operating income for next year of $343 million, which is up 17%, is that a good starting point to think about accretion for 2015?

Dave King - Laboratory Corporation of America Holdings - Chairman and CEO

The Covidien people are going to be a little insulted, because they already sold their company to someone else. But if we want to talk about Covance, which is the company that we’re acquiring.

Gary Taylor - Citigroup - Analyst

I’m sorry.

Dave King - Laboratory Corporation of America Holdings - Chairman and CEO

No, I understand. I think starting with the Street consensus is a good place to start in terms of your calculations. That’s probably the best information that we can give you at this point.

Gary Taylor - Citigroup - Analyst

Okay. Then last question, just thinking about return on capital and the thought of having a return on cost to capital in year four, it looks like the cost of financing blended is going to be maybe in the mid 3%s, so that’s a pretty low bar just in terms of debt cost to capital. On a trailing basis it looks like the unlevered free cash flow yield here on Covance is maybe in the mid 4%s. Help us think about how you look at return on capital in this transaction and the thought of maybe exceeding a blended return on capital, including your equity cost to capital?

Glenn Eisenberg - Laboratory Corporation of America Holdings - CFO

That’s right, Gary. This is Glenn. When we talk about accretion to our earnings, we’re talking about, obviously, the borrowing costs that we’re using, so with the debt that affects the EPS, which we are putting on at actually very attractive interest rates in the range that you said, call it in the low 3%, pretax number. Frankly, the accretion, early on, is not a big bogey because of the low borrowing costs.

When we talk about return on invested capital, now you’re talking about the total capital to the Company, the costs of our equity, the costs of our debt and so forth. As parameters, we always say, not only do we expect our acquisitions to be accretive year one, again, not probably a big bogey, but to earn our cost up capital for this size of transaction, with issuing equity, to achieve those returns by year four we feel very good about.

Again, it just demonstrate that this isn’t, we’ll wait over long period of time to see if this gives us goods returns. We expect it to be good returns for our shareholders in a relatively short period of time, but it is on a fully, call it, total capital basis of the Company.

Gary Taylor - Citigroup - Analyst

Last question if I could, thank you. On the new intangibles being created, you gave us a little guidance in terms of thinking about the dollar amount, any thoughts just around average useful life?

Glenn Eisenberg - Laboratory Corporation of America Holdings - CFO

Could you repeat the question? We’re having a little bit of a tough time hearing you.

Gary Taylor - Citigroup - Analyst

Sure. I’m sorry. On the new intangibles being created, Glenn gave us some good guidance on ballpark thinking about dollar amount there. Is there a good estimate of an average useful life we should be thinking about for the new intangibles?

Glenn Eisenberg - Laboratory Corporation of America Holdings - CFO

Yes. It goes along with just the general assumptions. At this time stage, obviously, we’re going to have to go through and determine, based upon GAAP, how we’re going to allocate the intangibles. I gave you at least a proxy.

If you want to look at a reasonable proxy similar to what we’ve done in the past and our expectations, you’re probably looking around a 15-year time period. Again, it’s just a proxy for use for modeling purposes. Obviously, once we go through the work, we can be more definitive on that.

Gary Taylor - Citigroup - Analyst

Okay. That’s helpful. Thank you.

Operator

Your next question will come from the line of Ricky Goldwasser from Morgan Stanley, please proceed.

Ricky Goldwasser - Morgan Stanley - Analyst

Yes, hi, good morning. A couple questions here. David, you talk about leveraging the patient database in one of the key areas of synergies. Can you use the database for owned-company purposes, i.e. who owns data, LabCorp versus you the payer? Will you need to comply with privacy requirements? We just need to understand the complexity of putting this together?

Dave King - Laboratory Corporation of America Holdings - Chairman and CEO

As I said, the last time I made mention of this, Ricky, of course, we have to comply with relevant privacy considerations. My understanding is that we are able to interrogate the database.

We are able to use the database to advise either physicians treating patients or if they have a direct relationship with us, patient directly, of the availability of trial opportunities. Again, this is a matter for the lawyers. We have a terrific legal team on both sides, and I feel absolutely sure they will keep us thoroughly compliant with whatever the requirements are.

I also think just from the breadth of the database and the breadth of information that we have, this will be very — I mean, frankly, it will be very attractive to patients to be able to know what trials might be available to them and how they might understand how to enroll in those trials and where the trial sites will be. It will be attractive to physicians to know that they can be trial investigators in important trials, particularly in oncology. We’ll work through the legalities of it, and I assure you we’ll do it in a thoroughly compliant way, but the opportunity is terrific.

Joe?

Joe Herring - Covance - Chairman & CEO

I think, Ricky, most people believe that becoming more patient centric, healthcare is going to become more patient centric without a doubt. We’re all going to take more control over our healthcare.

Companies that can align and combine in a away to help facilitate that, at the right time, in a legal way, with privacy and all those other issues well considered, I think are companies that are going to be lined up for the future. This is not a tomorrow kind of a synergy, but it’s an outstanding opportunity for the Company.

Ricky Goldwasser - Morgan Stanley - Analyst

Oh, okay. Then, Joe, in the past, trial sponsors has shied away from the CROs that were involved in M&A and large M&A during the 12 to 18 months integration process. I understand that there’s very minimal customer overlap here, but still you are going to go through an integration process. As you build your model, how much revenue attrition are you factoring in your base case accretion model for 2015?

Joe Herring - Covance - Chairman & CEO

Well, I think you’re mixing ample and oranges here just a little bit, Ricky. If you think about two clinical companies coming together, where they both have an office in Paris, doing the same thing, one in Munich, one in South Palo, one in Princeton, and all the employees have to figure out which location, who’s going to get the job, that’s very disruptive.

This is nothing anywhere close to this. These are two adjacencies, and our clients are going to be seeing our employees today, saying I’m not going anywhere. It’s still Covance. Project team still pushing forward.

There’s nothing about this integration that’s going to disrupt operations to any even meaningful, remotely meaningful way. So, I think it’s really apples and oranges thinking about two clinical companies coming together as opposed to this combination.

LabCorp doesn’t have pre-clinical or phase II/III monitoring. We are very bullish about the opportunity to maintain and expand our current business momentum.

Ricky Goldwasser - Morgan Stanley - Analyst

Thank you.

Operator

Your next question will come from the line of Garen Sarafian from Citigroup, please proceed.

Garen Sarafian - Citigroup - Analyst

Good morning, thanks for taking the questions. A couple quick ones at this point.

Joe, you were mentioning how there’s some stunning opportunities and it does sound very appealing. I’m wondering, what brought it to the table this time and perhaps not before? What was the catalyst that brought you guys to the table where you guys had discussed JV opportunities, so on so forth?

Joe Herring - Covance - Chairman & CEO

As you know, numbers move around, and sometimes the numbers line up and I would say that Dave’s offer came at the right time and the right price and threaded the needle. A 32% return for our shareholders, largely cash, and ownership in an exciting company going forward, it made sense. Our Board look at their fiduciary responsibility and said this is good for our shareholders.

That’s just the way things go. Time’s never the friend of the deal, and Dave was well prepared because we had talked about some type of combination or JV or joint opportunities for quite a while.

Then, of course, as you know, LabCorp bought our genomics business out in Seattle. Everything about that transaction was done in a positive and constructive way, and it helped us build trust and a little bit of momentum together.

Garen Sarafian - Citigroup - Analyst

Fair enough, and then just a quick follow up. I’m not sure if — I dialed in a little bit late. I wasn’t able to get on, but there was something about talking about risk.

Will Covance change their approach to clinical trial in a sense of maybe taking on more risk in terms of the opportunities with maybe smaller bio techs where there’s some sort of a back-end incentive if the trial is successful or not? Just if you could — ?

Joe Herring - Covance - Chairman & CEO

No. No change in that philosophy. We don’t want to invest in molecules that puts us in position to compete with our clients. I think that has served us well. We are an honor broker.

Garen Sarafian - Citigroup - Analyst

Got it. Thanks for that. Thanks again.

Joe Herring - Covance - Chairman & CEO

Thank you, Garen.

Operator

Your next question will come from the line of Isaac Ro from Goldman Sachs, please proceed.

Isaac Ro - Goldman Sachs - Analyst

I wanted to ask a question about just top-line growth. I think earlier in your comments, Dave, you talked about the potential to get nice growth contribution from Covance. Joe, I think you talked a little bit about how the Company has, in the last two years, grown or the industry, rather, has grown 6% to 7% and Covance has done a little better.

I’m assuming that formula has the potential to accelerate from here going forward given the combined benefits. I just want to make sure that I understand what your growth expectations are from Covance as a combined company?

Joe Herring - Covance - Chairman & CEO

Keep in mind R&D spending growth has been, dependent on who’s numbers you believe, growing in the 1% to 3% range. Outsourcing has gone from 30% to 40% to 50%, depending on who’s numbers you believe. We think that’s going to grow to 60% in the not-too-distant future and ultimately probably settle out in something like 80%.

You take the R&D growth of, let’s just call it 2%, add about 3% or 4% of that for the outsourcing flip over the next 5 to 7 to 10 years, and then you look at the fact that we have continually taken market share in, in pre-clinical, central lab, and in clinical, we think we’re well positioned to continue to grow in the 7% to 8% range, without looking at the synergistic revenue opportunities in this transaction. The most recent numbers, again, were impacted by a stronger US dollar as well as us recovering from some of the earlier clinical trial cancellations, but we’re working through that and see us ramping revenue back up in the second half of 2015, and back on our historical growth rate of 7%, 8%, 9% or better beyond that.

Isaac Ro - Goldman Sachs - Analyst

That’s very helpful color, thank you. Just a follow up. I know asset transfers are a common part of the business here, but you have one sizable one here with Sanofi that’s due to expire at the end of next year, I believe. I’m just wondering, Dave, how you guys factored in that specific event as it relates to the impact EPS when you thought about valuation? Thank you.

Joe Herring - Covance - Chairman & CEO

Let me characterize it real quickly and then allow Dave to answer. First of all, that is a long-term agreement, 10-year agreement that had a 5-year asset transfer that will expire at the very end of 2015.

Dave was made well aware of the possibilities for either closure or partial closure or expansion, whatever that might be, and the potential closing costs and revenue that would go from that to other locations. It’s very well characterized. The larger part of that agreement, $180 million in revenue, is in the service agreement that has 6, 6.5 more years to go.

Dave King - Laboratory Corporation of America Holdings - Chairman and CEO

My answer to that question is, this is a company with close to $2.5 billion in revenue. There were many items that we reviewed in diligence, so I’m not going to point to a single one and say, we made assumptions based on this or based on that.

We made a determination based on all of our diligence, based on everything that we saw about the company that this would be a great partner for LabCorp and that it would give us significant opportunities for long-term growth, and, as I’ve said, to become a power house global business. That’s how we came to the conclusion that this was the right deal and the right price and the right time for us.

Isaac Ro - Goldman Sachs - Analyst

Fair enough. Appreciate all the color, thanks, guys.

Operator

Your next question comes from the line of Michael Cherny from Evercore ISI, please proceed.

Ross Muken - ISI Group - Analyst

Hi, this is actually Ross in for Mike. I know a lot of things have been covered, but I guess just as it relates to the trends in the quarter and then what was extrapolated. I mean, we’ve now seen labs slowing for several quarters. This tends to be a fairly cyclical business. It’s got pretty high incrementals.

As you were risk testing the model, as you were figuring out the appropriate prize to pay for Covance today, what were you considering in terms of the potential outcomes? Or, what was the assumption of where that business grows on medium term, because I know you don’t want to guide for next year, versus your long-term expectations?

Then, also on the early-phase side, we’re two years into a biotech fundraising cycle, what is the thoughts on what the growth profile is of that business on a longer term basis?

Joe Herring - Covance - Chairman & CEO

Ross, as you know, the 3-year, the 5-year, the 10-year CAGR of our central lab is 10%. It’s a little bit less predictable on a year basis, but it continues to grow 10% for a combination of reasons, the largest one being continued increases in complexity of clinical trials, which has an impact on kit density and testing, but primarily driven by market share gains.

As we shared our 5-year model with Dave, we talk about the 10% growth rate. We haircutted that a little bit to be conservative, just in case, but something in the high-single digit range, which is normally how we model it for internal purposes.

Dave King - Laboratory Corporation of America Holdings - Chairman and CEO

Ross, I think from our perspective, we looked in great detail at Covance management projections for the growth of the business over time. We’re not going to guide to them, obviously, but the interesting thing about the outcome of our diligence was, there were very few of management’s projections for growth, whether it was in central lab, whether it was in clinical, whether it was in early stage, whether it was in nutritional chemistry, there were very few of management’s projections that we felt the need to discount. We felt the projections were quite realistic.

Obviously, when the transaction is closed, we’ll be able to give guidance for 2015 and give you a sense of what we think the long-term growth rate is. I think it’s fair to say, we feel very comfortable with the outlook that Management presented for growth. We think there’s great growth opportunity in all aspects of the business.

Ross Muken - ISI Group - Analyst

Fair enough. I guess my point is more on the volatility side. Do you feel like this adds a different level of volatility to the P&L? You obviously have a — while the growth rate in central lab has been consistent over longer periods of time, it also can be plus 20% or minus.

It’s certainly not a business, historically, that’s been super easy to model, at least from a sell-side perspective. Obviously, the early-phase business, as well, has had its ups and downs. You’re getting some revenue diversification, and obviously, superior revenue growth with the new asset, but how do you think about that incremental volatility and your ability to forecast that more on a medium-term basis as you enter the transaction?

Joe Herring - Covance - Chairman & CEO

Ross, as you know, Covance is a mutual fund, more or less, of drug development services. So, while you can make a comment about central lab here or clinical or pre-clinical, if you look at our revenue growth rate for the past 17 years, we have grown every single year.

Our long-term growth rate has been about 7.5%, so there are times when central labs slowed down for a variety of reasons and clinical was ramping. There are times when clinical slows down and central labs grows 21% like it did last year.

Who would have thunk it, but in the third quarter the fastest growing franchise in Covance was toxicology that grew 12% year on year, and the last two years, obviously, there was no growth there. While you can pick it apart piece by piece, it has been a very stable and growing base of revenue that Dave’s picking up here.

Ross Muken - ISI Group - Analyst

Great. Thanks, guys.

Operator

Ladies and gentlemen, that will conclude the Q&A portion of the conference, I would now like to turn the conference back over to Mr. Dave King for my closing remarks.

Dave King - Laboratory Corporation of America Holdings - Chairman and CEO

Thank you, again, for joining us this morning and we wish you a good day. Good day.

Operator

Ladies and gentlemen, that will conclude today’s conference. Thank you for your participation. You may now disconnect. Have a great day.

Cautionary Statement Regarding Forward Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to Laboratory Corporation of America Holdings (“LabCorp”) or Covance Inc. (“Covance”), the management of either such company or the proposed transaction between LabCorp and Covance, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. LabCorp and Covance undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the pharmaceutical industry, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents LabCorp and Covance have filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as the possibility that (1) LabCorp and Covance may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of LabCorp and Covance or such integration may be more difficult, time-consuming or costly than expected; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction, including difficulties in maintaining relationships with customers or retaining key employees; (6) the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; or (7) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by LabCorp and Covance. Neither LabCorp nor Covance gives any assurance that either LabCorp or Covance will achieve its expectations.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of LabCorp and Covance described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. All forward-looking statements included in this document are based upon information available to LabCorp and Covance on the date hereof, and neither LabCorp nor Covance assumes any obligation to update or revise any such forward-looking statements.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This document relates to a proposed transaction between Covance and LabCorp, which will become the subject of a registration statement and joint proxy statement/prospectus forming a part thereof to be filed with the SEC by LabCorp, and may be deemed to be solicitation material in respect of the proposed transaction. This document is not a substitute for the registration statement and joint proxy statement/prospectus that LabCorp will file with the SEC or any other documents that Covance or LabCorp may file with the SEC or send to stockholders in connection with the proposed transaction. Before making any voting decision, investors and security holders are urged to read the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

Investors and security holders will be able to obtain free copies of the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Covance or LabCorp through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus, once it is filed, from Covance by accessing Covance’s website at www.covance.com or upon written request to Covance Inc., Office of the Secretary, 210 Carnegie Center, Princeton, New Jersey 08540.

Participants in Solicitation

LabCorp, Covance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Covance’s stockholders in connection with the proposed transaction. Information regarding Covance’s directors and executive officers is contained in the proxy statement for Covance’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Covance’s website at www.covance.com. Information regarding LabCorp’s executive officers and directors is contained in the proxy statement for LabCorp’s 2014 Annual Meeting of Shareholders filed with the SEC on April 4, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing LabCorp’s website at www.labcorp.com. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of this document as described in the preceding paragraph.